EXHIBIT 99.1

Hydrogenics Announces Extension of Outside Date for US$21 Million Private Placement

MISSISSAUGA, Ontario, June 08, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell modules, today announced that, further to its press release of April 28, 2017 relating to the proposed issuance of 2,682,742 common shares of Hydrogenics to Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) on a private placement basis for gross proceeds to Hydrogenics of US$21,000,000 (the “Private Placement”), the Company has exercised its option under the subscription agreement with Hejili to extend the outside date to close the Private Placement by 15 days to June 27, 2017. The extension provides additional time to obtain all applicable stock exchange approvals and Chinese regulatory approvals.

The Private Placement is subject to certain closing conditions, including the receipt of final stock exchange approvals and all applicable Chinese regulatory approvals. The outside date, after which either the Company or Hejili can terminate the subscription agreement if closing has not occurred by such date, is now June 27, 2017, subject to a further 15 day extension at the option of the Company.  There can be no assurance that the Chinese regulatory approvals will be obtained before the outside date, as extended, or at all.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold into the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an exemption from registration requirements. The securities have not been and will not be qualified for sale by way of a prospectus under Canadian securities laws.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About Hejili
Headquartered in Fuzhou, Fujian province, China, Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership is a limited partnership founded in 2016.  Hejili’s partners include Fujian Snowman Co., Ltd. (SZSE:002639), Ningbo Meishan Bonded Zone Mingde Investment Partnership, Ningbo Meishan Bonded Zone Mingde Investment Partnership, and Snow-Hydro Industrial Investment Management Ltd.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Investor Contacts:
Bob Motz, Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com